

10015009

RECEIVED
2010 JAN -4 A 9:-4
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

15 Dec 2009

Dear Sirs

SUPPL

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Announcement dated 23 November, 27 November, 4 December and 9 December in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh

dlw 1/4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)
(Stock code: 17)



海通(香港)金融控股有限公司
HAI TONG (HK) FINANCIAL HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability)



新創建NWS
新創建集團有限公司*
NWS HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)
(Stock code: 659)



taifook大福

TAIFOOK SECURITIES GROUP LIMITED
大福證券集團有限公司*
(incorporated in Bermuda with limited liability)
(Stock code: 665)

JOINT ANNOUNCEMENT

(I) Possible unconditional mandatory cash offers by HSBC for and on behalf of Hai Tong (HK) Financial Holdings Limited for all the issued shares in Taifook Securities Group Limited (other than those shares already owned by or agreed to be acquired by Hai Tong (HK) Financial Holdings Limited and parties acting in concert with it at the time when the offer is made) and for the cancellation of all outstanding share options AND (II) Discloseable transaction for New World Development Company Limited and NWS Holdings Limited in relation to the disposal of shares in Taifook Securities Group Limited AND (III) Resumption of trading in the shares of Taifook Securities Group Limited and NWS Holdings Limited

Financial adviser to Hai Tong (HK) Financial Holdings Limited



HSBC

Financial adviser to NWS Holdings Limited



BOCI ASIA LIMITED

RECEIVED 2010 JAN -4 A 9:1

* *For identification purpose only*

THE SALE AND PURCHASE AGREEMENT

On 19 November 2009, Hai Tong (HK) entered into the Sale and Purchase Agreement with NWS, pursuant to which Hai Tong (HK) has conditionally agreed to purchase and NWS has conditionally agreed to procure the sale of the Sale Shares for cash consideration in the sum of HK$1,822,361,433.60 (equivalent to HK$4.88 per Sale Share). The Sale Shares represent approximately 52.86% of the entire issued share capital of Taifook as at the date of this announcement. Completion of the Sale and Purchase Agreement is conditional upon the fulfillment or waiver (where applicable) of certain conditions as described in the paragraph headed "Completion" under the section headed "Sale and Purchase Agreement" in this announcement.

POSSIBLE UNCONDITIONAL MANDATORY CASH OFFERS

Hai Tong (HK) and parties acting in concert with it (excluding persons presumed to be acting in concert with Hai Tong (HK) in accordance with class 5 of the definition of "acting in concert" in the Takeovers Code) do not hold any Taifook Shares or other relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) of Taifook as at the date of this announcement. Upon Completion, Hai Tong (HK) and parties acting in concert with it (excluding persons presumed to be acting in concert with Hai Tong (HK) in accordance with class 5 of the definition of "acting in concert" in the Takeovers Code) will own 373,434,720 Taifook Shares, representing approximately 52.86% of the entire issued share capital of Taifook as at the date of this announcement. In accordance with Rule 26.1 of the Takeovers Code, upon Completion, Hai Tong (HK) will be required to make the Share Offer for all the issued Taifook Shares (other than those Taifook Shares already owned by or agreed to be acquired by Hai Tong (HK) and parties acting in concert with it at the time when the Share Offer is made) and the Option Offer for the cancellation of all outstanding Share Options.

The principal terms of the possible General Offers are set out under the section headed "Possible unconditional mandatory cash offers" in this announcement. As at the date of this announcement, other than 24,049,605 outstanding Share Options, there are no outstanding warrants, derivatives or convertibles which may confer any rights to the holder(s) thereof to subscribe for, convert or exchange into Taifook Shares.

DESPATCH OF COMPOSITE OFFER DOCUMENT

It is the intention of the respective boards of directors of Hai Tong (HK) and Taifook to combine the offer document and the offeree board circular into a composite offer document. Pursuant to Rule 8.2 of the Takeovers Code, Hai Tong (HK) is required to despatch an offer document containing the terms of the General Offers and a form of acceptance and transfer of the Taifook Shares and cancellation of the Share Options to the Taifook Shareholders and the Taifook Optionholders within 21 days of the date of this announcement. As the conditions precedent to Completion cannot be fulfilled or waived (where applicable) within 21 days of the date of this announcement, Hai Tong (HK) will apply for the consent of the Executive under Note 2 to Rule 8.2 of the Takeovers Code for an extension of time for despatching the composite offer document to any time within 7 days of Completion.

DISCLOSEABLE TRANSACTION FOR NWD AND NWS AND THE LISTING RULES IMPLICATIONS

As the applicable percentage ratios for each of NWD and NWS in respect of NWS' disposal of the Sale Shares under the Sale and Purchase Agreement are more than 5% but less than 25%, the disposal by NWS constitutes a discloseable transaction for both NWD and NWS under the Listing Rules. Accordingly, both NWD and NWS are subject to the reporting and announcement requirements in respect of NWS' disposal of the Sale Shares under the Listing Rules.

RESUMPTION OF TRADING IN SHARES OF TAIFOOK AND NWS

At the request of Taifook and NWS, trading in the Taifook Shares and the shares of NWS on the Stock Exchange were suspended with effect from 9:30 a.m. on 16 November 2009 and from 9:30 a.m. on 20 November 2009 respectively pending the publication of this announcement. Application has been made for the resumption of trading in the Taifook Shares and the shares of NWS on the Stock Exchange with effect from 9:30 a.m. on 23 November 2009.

WARNING: The General Offers are a possibility only. Completion of the Sale and Purchase Agreement is conditional upon the fulfillment or waiver (where applicable) of certain conditions under the Sale and Purchase Agreement and the General Offers will only be made if Completion takes place. Accordingly, the Sale and Purchase Agreement may or may not be completed and the General Offers may or may not proceed. Shareholders and potential investors are therefore advised to exercise caution when dealing in the securities of NWD, NWS and Taifook respectively.

Hai Tong (HK) has entered into the Sale and Purchase Agreement with NWS on 19 November 2009, pursuant to which Hai Tong (HK) has conditionally agreed to acquire from NWS the Sale Shares, representing approximately 52.86% of the entire issued share capital of Taifook as at the date of this announcement, for a total cash consideration of HK$1,822,361,433.60.

1. SALE AND PURCHASE AGREEMENT

Date: 19 November 2009

Parties: Vendor: NWS
Purchaser: Hai Tong (HK)

Taifook Shares to be acquired by Hai Tong (HK) from NWS

Subject to and in accordance with the terms and conditions of the Sale and Purchase Agreement, Hai Tong (HK) has conditionally agreed to buy and NWS has conditionally agreed, as beneficial owner, to procure the sale of the Sale Shares, of which NWS indirectly holds through its wholly-owned subsidiary, NWS Financial Management Services Limited, representing approximately 52.86% of the entire issued share capital of Taifook as at the date of this announcement, free from any encumbrance and together with all rights which are on the date of the Sale and Purchase Agreement or may at any time thereafter become attaching to them including all dividends and distributions

declared, paid or made in respect of them on or after the date of the Sale and Purchase Agreement but excluding the 2009 Final Dividend.

Upon Completion, NWS will continue to hold its remaining interest in Taifook, namely 63,600,000 Taifook Shares representing approximately 9.00% of the issued share capital of Taifook as at the date of this announcement and NWS has undertaken in the Sale and Purchase Agreement not to dispose of part or all of these Taifook Shares within 4 months from Completion.

Consideration for the Sale Shares

The Consideration in the sum of HK$1,822,361,433.60 represents a consideration of HK$4.88 per Sale Share. The Consideration was determined following arm's length negotiation between NWS and Hai Tong (HK) with reference to (i) the prevailing market price of the Taifook Shares; (ii) the book value of the 52.86% shareholding in Taifook which amounted to approximately HK$1,017.8 million as at 30 June 2009; and (iii) the audited consolidated net profits attributable to 52.86% shareholding in Taifook for the 18 months ended 30 June 2009 of approximately HK$99.9 million.

The purchase price of HK$4.88 per Sale Share represents:

(a) a premium of approximately 0.62% over the closing price of HK$4.85 per Taifook Share as quoted on the Stock Exchange on 13 November 2009, being the last full trading day prior to the suspension of trading in the Taifook Shares on 16 November 2009;

(b) a premium of approximately 14.23% over the average closing price of the Taifook Shares as quoted on the Stock Exchange for the last 5 consecutive full trading days prior to the suspension of trading in the Taifook Shares on 16 November 2009, being approximately HK$4.27 per Taifook Share;

(c) a premium of approximately 41.79% over the average closing price of the Taifook Shares as quoted on the Stock Exchange for the last 30 consecutive full trading days prior to the suspension of trading in the Taifook Shares on 16 November 2009, being approximately HK$3.44 per Taifook Share;

(d) a premium of approximately 22.31% over the closing price of HK$3.99 of the Taifook Shares as quoted on the Stock Exchange on 10 November 2009, being the last full trading day prior to market rumours on the potential sale of the Sale Shares on 11 November 2009; and

(e) a premium of approximately 78.75% over the audited consolidated net asset value per Taifook Share attributable to the Taifook Shareholders of approximately HK$2.73 per Taifook Share as at 30 June 2009.

The Consideration shall be settled by Hai Tong (HK) in the following manner:

(i) a total sum of HK$364,472,286.72 being the deposit paid by Hai Tong (HK) to NWS upon signing of the Sale and Purchase Agreement (the "**Deposit**"); and

(ii) the remaining balance of the Consideration in the sum of HK$1,457,889,146.88 which is payable by Hai Tong (HK) to NWS on the Completion Date.

The Deposit

If Completion does not take place because the conditions precedent to Completion (as set out below) are not satisfied or waived (as the case may be) according to the Sale and Purchase Agreement, 50% of the Deposit shall be refunded to Hai Tong (HK). However, the whole amount of the Deposit shall be refunded to Hai Tong (HK) if Completion does not take place as a result of default by NWS.

Completion

Completion is conditional upon the satisfaction of the following conditions:

(a) approval from SFC pursuant to section 132 of the SFO required for Hai Tong (HK) to become a substantial shareholder of each of the relevant companies in the Taifook Group which is a corporation licensed by SFC for conducting regulated activities in Hong Kong having been obtained;

(b) none of the licences granted by SFC to the major subsidiaries of Taifook for conducting regulated activities in Hong Kong having been revoked, terminated or suspended, and none of such major subsidiaries of Taifook having been notified of such revocation, termination or suspension;

(c) the listing of the Sale Shares on the Stock Exchange not being revoked and the Sale Shares remain tradable on the Stock Exchange (excluding any suspension in the trading of the Sale Shares pending an announcement of the Sale and Purchase Agreement or the Acquisition); and

(d) no more than 13,650,000 Taifook Shares will be issued by Taifook as scrip dividend for the 2009 Final Dividend.

As described above, Completion will take place on the Completion Date, which shall be 5 Business Days after fulfillment or waiver (if applicable) of the last condition precedent set out above, or such other date as may be agreed in writing between NWS and Hai Tong (HK).

Hai Tong (HK) may give written notice to NWS to waive any of the conditions precedent (a), (b) and (c) above as a condition to Completion. As at the date of this announcement, no condition has been satisfied or waived.

If any of the conditions set out above has not been satisfied or waived (as the case may be) on or before the Long Stop Date, the Sale and Purchase Agreement will terminate automatically with immediate effect and neither NWS nor Hai Tong (HK) will be obliged to complete the Acquisition.

Under the facility entered into by Hai Tong (HK) with HSBC in connection with the financing of the Consideration and the financing of the General Offers, Hai Tong (HK) may not change the Sale and Purchase Agreement or grant any waiver in respect of it without the consent of HSBC as lender. In addition, in connection with the confirmation of funding to HSBC as financial adviser, Hai Tong (HK) has confirmed it will not

(without the prior written consent of HSBC) amend, vary, waive, assign, novate, supplement, supersede or terminate any provision of the Sale and Purchase Agreement or extend the Long Stop Date beyond 28 February 2010.

2009 Final Dividend

As disclosed in the results announcement of Taifook dated 7 October 2009, the board of Taifook has recommended a final dividend for the 18 months ended 30 June 2009 in scrip form equivalent to HK$8 cents per Taifook Share with a cash option to the Taifook Shareholders whose names appear on the register of members of Taifook on 1 December 2009, subject to the approval of Taifook Shareholders at the forthcoming annual general meeting of Taifook and the Listing Committee of the Stock Exchange granting listing of and permission to deal in the new Taifook Shares. Full details of the final scrip dividend will be set out in a circular of Taifook to be sent to the Taifook Shareholders together with a form of election on or about Thursday, 10 December 2009.

Under the Sale and Purchase Agreement, Hai Tong (HK) has no unilateral right to waive condition (d) above relating to the 2009 Final Dividend. In addition, Hai Tong (HK) has undertaken to HSBC that it will not waive, in any circumstances, condition (d) above or will not confirm that the condition has been satisfied, in any circumstances, where the 2009 Final Dividend would involve the issuance of more than 13,650,000 Taifook Shares.

NWS has also undertaken to Hai Tong (HK) that it will opt for cash instead of receiving dividend in scrip form for its entitlement to the 2009 Final Dividend.

2. SHAREHOLDING STRUCTURE

The existing shareholding structure of Taifook and the shareholding structure of Taifook upon Completion but before the General Offers (assuming that there is no change in the issued share capital of Taifook) are as follows:

	Existing shareholding structure		**Shareholding structure upon Completion but before the General Offers**	
	Number of Taifook Shares	*Approximate Shareholding %*	*Number of Taifook Shares*	*Approximate Shareholding %*
NWS	437,034,720	61.86	63,600,000	9.00
Hai Tong (HK) and parties acting in concert with it *(Note 1)*	–	–	373,434,720	52.86
Directors of Taifook *(Note 2)*	21,414,421	3.03	21,414,421	3.03
Public	247,999,087	35.11	247,999,087	35.11
Total	706,448,228	100%	706,448,228	100%

Notes:

1. HSBC is presumed to be acting in concert with Hai Tong (HK) in accordance with class 5 of the definition of "acting in concert" in the Takeovers Code. Details of the holdings or borrowings of the Taifook Shares or derivatives in respect of them by other members of the HSBC group will be obtained as soon as possible after this announcement has been made in accordance with Note 1 to Rule 3.5 of the Takeovers Code.

2. Such directors include Mr. Doo Wai Hoi, William, Mr. Wong Shiu Hoi, Peter and Mr. Chan Chi On, Derek. The shareholding of such directors of Taifook upon Completion but before the General Offers is based on the assumption that none of such directors will acquire or dispose of any Taifook Shares from the date of this announcement to Completion and before the General Offers.

3. REASONS FOR AND BENEFITS OF ENTERING INTO THE SALE AND PURCHASE AGREEMENT

Hai Tong (HK) views the Hong Kong market to be very important to its international expansion strategy. The Acquisition offers a unique opportunity for Hai Tong (HK) to establish a sizeable customer base and distribution network in Hong Kong. Through the Acquisition and the General Offers, Hai Tong (HK) can fully utilize Taifook's strong network and reputation to provide diversified financial services to customers in Hong Kong. At the same time, Hai Tong (HK) can combine its own strengths in its securities, brokerage and asset management businesses with Taifook's comprehensive product offering and expertise to enhance Hai Tong (HK)'s own financial products and services for its customers.

The disposal of the Sale Shares is part of NWS' continuing corporate strategy to consolidate its service-related businesses in order to enhance shareholder value and to refocus its efforts and resources on other stable growth areas such as infrastructure.

Moreover, the Consideration will strengthen NWS' financial position and will further enhance its cash status. Upon Completion, NWS expects to record an estimated gain on disposal of a subsidiary and a fair value gain on non-controlling interests retained (net of related expenses) totalling approximately HK$0.7 billion before tax. Gain on disposal of a subsidiary is determined based on the difference between the Consideration and the latest carrying value of the Sales Shares. Fair value gain on non-controlling interests retained is estimated based on the difference between the estimated fair value of the remaining 63,600,000 Taifook Shares held by NWS (subject to adjustment for actual market value of the Taifook Shares upon Completion) and the latest carrying value of these Taifook Share.

4. DISCLOSEABLE TRANSACTION FOR NWD AND NWS AND THE LISTING RULES IMPLICATIONS

As the applicable percentage ratios for each of NWD and NWS in respect of NWS' disposal of the Sale Shares under the Sale and Purchase Agreement are more than 5% but less than 25%, the disposal by NWS constitutes a discloseable transaction for both NWD and NWS under the Listing Rules. Accordingly, both NWD and NWS are subject to the reporting and announcement requirements in respect of NWS' disposal of the Sale Shares under the Listing Rules.

To the best of the knowledge, information and belief of the directors of NWD and NWS, having made all reasonable enquiries, Hai Tong (HK) and its beneficial owner are a third party independent of NWD and NWS and any connected persons of NWD and NWS.

The respective directors of NWD and NWS consider that the Sale and Purchase Agreement is entered into after arm's length negotiation between NWS and Hai Tong (HK) and the terms therein are on normal commercial terms and are fair and reasonable and in the interests of NWD and NWS and their respective shareholders as a whole. In addition, NWS currently intends to use the net proceeds from the disposal of the Sale Shares for working capital purposes.

5. POSSIBLE UNCONDITIONAL MANDATORY CASH OFFERS

Hai Tong (HK) and parties acting in concert with it (excluding persons presumed to be acting in concert with Hai Tong (HK) in accordance with class 5 of the definition of "acting in concert" in the Takeovers Code) do not hold any Taifook Shares or other relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) of Taifook as at the date of this announcement. Upon Completion, Hai Tong (HK) and parties acting in concert with it (excluding persons presumed to be acting in concert with Hai Tong (HK) in accordance with class 5 of the definition of "acting in concert" in the Takeovers Code) will own 373,434,720 Taifook Shares, representing approximately 52.86% of the entire issued share capital of Taifook as at the date of this announcement.

Under Rule 26.1 of the Takeover Code, upon Completion, Hai Tong (HK) will be required to make an unconditional mandatory cash offer for all the issued Taifook Shares, other than those Taifook Shares already owned by or agreed to be acquired by Hai Tong (HK) and parties acting in concert with it at the time when the Share Offer is made, and to cancel all outstanding Share Options. The General Offers comprising the Share Offer and the Option Offer, if and when made, will be unconditional in all respects.

HSBC will, for and on behalf of Hai Tong (HK), make the General Offers on the following terms in accordance with Rule 26.1 and Rule 13 of the Takeovers Code:

For each Offer Share .... HK$4.88, in cash

For cancellation of each Share Option .... HK$0.001, in cash

As at the date of this announcement, Taifook has 706,448,228 Taifook Shares in issue and 24,049,605 outstanding Share Options. There are no other outstanding warrants, derivatives or convertibles which may confer any rights to the holder(s) thereof to subscribe for, convert or exchange into Taifook Shares.

Share Option Scheme

As at the date of this announcement, Taifook has outstanding Share Options entitling the Taifook Optionholders to subscribe for up to an aggregate of 24,049,605 Taifook Shares at an exercise price of HK$5.875 per Taifook Share. All the Share Options are

currently exercisable. If the Share Options are exercised in full, Taifook will have to issue 24,049,605 Taifook Shares, representing approximately 3.29% of the enlarged issued share capital of Taifook as at the date of this announcement.

WARNING: The General Offers are a possibility only. Completion of the Sale and Purchase Agreement is conditional upon the fulfillment or waiver (where applicable) of certain conditions under the Sale and Purchase Agreement and the General Offers will only be made if Completion takes place. Accordingly, the Sale and Purchase Agreement may or may not be completed and the General Offers may or may not proceed. Shareholders and potential investors are therefore advised to exercise caution when dealing in the securities of Taifook, NWD and NWS respectively.

Total consideration

Based on the Share Offer Price of HK$4.88 per Offer Share and 706,448,228 Taifook Shares in issue as at the date of this announcement, the entire issued share capital of Taifook is valued at approximately HK$3,447.5 million.

In the event that the Share Offer is accepted in full, the maximum amount payable by Hai Tong (HK) under the Share Offer will be approximately HK$1,625 million (assuming no Share Option is exercised and no Taifook Share is issued pursuant to the 2009 Final Dividend), approximately HK$1,742 million (assuming all outstanding Share Options are exercised and no Taifook Share is issued pursuant to the 2009 Final Dividend), or approximately HK$1,809 million (assuming all outstanding Share Options are exercised and no more than 13,650,000 Taifook Shares are issued pursuant to the 2009 Final Dividend).

Based on the Option Offer Price of HK$0.001 for the cancellation of each outstanding Share Option and 24,049,605 outstanding Share Options, the maximum amount payable under the Option Offer (assuming no Share Option is exercised prior to the date of closing of the General Offers and the Option Offer is accepted in full) is approximately HK$24,050.

A comparison of the Share Offer Price to the closing prices of Taifook Shares is set out above under the heading "Consideration for the Sale Shares". Pursuant to Rule 13 of the Takeovers Code, the Option Offer Price will normally represent the difference between the exercise price of the respective Share Options and the Share Offer Price. However, as the exercise price of all the Share Options is above the Share Offer Price, the Option Offer Price is nominal.

Confirmation of Financial Resources

The consideration payable under the Sale and Purchase Agreement and in respect of acceptances under the General Offers will be met from the internal resources of Hai Tong (HK) and from a facility made available by HSBC. HSBC, as financial adviser to Hai Tong (HK), is satisfied that sufficient resources are available to Hai Tong (HK) to satisfy full acceptances of the General Offers.

Effect of accepting the General Offers

The General Offers to be made upon Completion will be unconditional in all respects. By accepting the Share Offer, Taifook Shareholders will sell their Taifook Shares to Hai Tong (HK) free from all liens, claims and encumbrances and together with all rights attaching to the Taifook Shares as at the date of close of the General Offers, including the rights to receive all dividends and distribution declared, made or paid on or after the posting of the composite offer document but excluding the 2009 Final Dividend. The General Offers are expected to be made after the dividend record date for the 2009 Final Dividend (1 December 2009) as disclosed above. Accordingly, qualifying Taifook Shareholders as at the dividend record date for payment of the 2009 Final Dividend will be entitled to retain the dividend, notwithstanding that they accept the Share Offer.

By accepting the Option Offer, the outstanding Share Options, together with all rights attaching thereto, will be entirely cancelled.

Overseas Taifook Shareholders and Taifook Optionholders

In order to address concerns regarding the implications under overseas securities laws of making the General Offers to overseas Taifook Shareholders and Taifook Optionholders (which implications may include illegality, filing and registration requirements or the need for compliance with other requirements), the General Offers may not be made to the Excluded Taifook Shareholders and/or the Excluded Taifook Optionholders, subject to the Executive's prior consent. An application will be made in advance before the composite offer document is despatched to the Taifook Shareholders and Taifook Optionholders, to the Executive under Note 3 to Rule 8 of the Takeovers Code for consent if any Excluded Taifook Shareholder and/or any Excluded Taifook Optionholder has then been identified.

The making of the General Offers to the Taifook Shareholders and the Taifook Optionholders who are citizens, residents or nationals of jurisdictions outside Hong Kong may be subjected to the laws of the relevant jurisdictions. Such relevant Taifook Shareholders or Taifook Optionholders may be prohibited or affected by laws of the relevant jurisdictions and it is the responsibility of each relevant Taifook Shareholder and Taifook Optionholder who wishes to accept the relevant General Offer to satisfy himself/herself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required in compliance with all necessary formalities or legal requirements and the payment of any transfer or other taxes due in such relevant jurisdictions.

Any acceptance by any Taifook Shareholder or Taifook Optionholder will be deemed to constitute a representation and warranty from such Taifook Shareholder or Taifook Optionholder to Hai Tong (HK) that the local laws and requirements have been complied with. Taifook Shareholders and Taifook Optionholders should consult their professional advisers if in doubt.

Stamp duty

Ad valorem stamp duty arising in connection with acceptance of the Share Offer amounting to 0.1% of the amount payable in respect of the relevant acceptance or, if higher, the value of the Offer Shares as determined by the Collector of Stamp Revenue under the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong) is payable by those accepting Taifook Shareholders which will be deducted from the payment to be received by them. Hai Tong (HK) will bear its own portion of buyer's ad valorem stamp duty under the Share Offer at the rate of 0.1% of the amount payable in respect of relevant acceptances or, if higher, the value of the Offer Shares as determined by the Collector of Stamp Revenue under the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong) and will be responsible to account to the Stamp Office of Hong Kong for the stamp duty payable for the sale and purchase of the relevant Offer Shares pursuant to the acceptances of the Share Offer.

No stamp duty is payable in connection with the Option Offer.

Payment

Payment (after deducting the accepting Taifook Shareholders' share of stamp duty) in cash in respect of acceptances of the General Offers will be made as soon as possible but in any event within 10 days of the date on which the relevant documents of title are received by Hai Tong (HK) to render each such acceptance complete and valid.

Information on the existing directors of Taifook

Dr. Cheng Kar Shun, Henry, Mr. Doo Wai Hoi, William, Mr. Wong Kwok Kin, Andrew, Mr. Lam Wai Hon, Patrick and Mr. To Hin Tsun, Gerald who are existing directors of Taifook have indicated to Hai Tong (HK) their intention to resign from their respective offices with Taifook with effect from the earliest date as may be permitted under Rule 7 of, or pursuant to any dispensation from, the Takeovers Code or by the Executive.

Information on Hai Tong (HK) and its intention regarding the Taifook Group

At the date of this Announcement,

(a) Neither Hai Tong (HK) nor parties acting in concert with it (excluding persons presumed to be acting in concert with Hai Tong (HK) in accordance with class 5 of the definitions of "acting in concert" in the Takeovers Code) holds any Taifook Shares and other relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) of Taifook.

(b) Neither Hai Tong (HK) nor parties acting in concert with it (excluding persons presumed to be acting in concert with Hai Tong (HK) in accordance with class 5 of the definitions of "acting in concert" in the Takeovers Code) has acquired any voting rights in Taifook during the 6-month period immediately prior to 11 November 2009 (being the date of the announcement of Taifook issued pursuant to Rule 3.7 of the Takeovers Code), up to and including the date of this announcement.

(c) Neither Hai Tong (HK) nor parties acting in concert with it (excluding persons presumed to be acting in concert with Hai Tong (HK) in accordance with class 5 of the definitions of "acting in concert" in the Takeovers Code) has borrowed or lent any Taifook Shares and other relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) of Taifook.

(d) Neither Hai Tong (HK) nor parties acting in concert with it (excluding persons presumed to be acting in concert with Hai Tong (HK) in accordance with class 5 of the definitions of "acting in concert" in the Takeovers Code) has received any irrevocable commitment to accept or reject the General Offers.

(e) There is no outstanding derivative in respect of the Taifook Shares and other relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) of Taifook entered into by Hai Tong (HK) or parties acting in concert with it.

(f) Save as disclosed above in the sections headed "Completion" and "2009 Final Dividend", there is no arrangement (whether by way of option, indemnity or otherwise) in relation to the Taifook Shares and other relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) of Taifook or shares and other relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) of Hai Tong (HK) which might be material to the General Offers.

(g) Save as disclosed above in the sections headed "Completion" and "2009 Final Dividend", there is no agreement or arrangement to which Hai Tong (HK) is a party which relates to the circumstances in which it may or may not invoke or seek to invoke a pre-condition or a condition to the General Offers.

Hai Tong (HK) is currently reviewing the overall businesses of the Taifook Group and will keep the Taifook Shareholders and investors informed by further announcement if it decides on anything that requires disclosure pursuant to the Takeovers Code.

Hai Tong (HK) is committed to the stability and continuity of Taifook's management and employees. Hai Tong (HK) also aims to ensure the appropriate degree of continuity of the board of directors of Taifook. Upon despatch of the composite offer document, new director(s) will be appointed by Hai Tong (HK) to the board of Taifook. Further announcement will be made as to the details of the appointment of new director(s) of Taifook.

Independent board committee and independent financial adviser

If the General Offers are made, in accordance with the Takeovers Code, an independent board committee of Taifook will be established for the purpose of advising the Taifook Shareholders (other than Hai Tong (HK) and parties acting in concert with it) and the Taifook Optionholders in relation to the Share Offer and the Option Offer respectively as to whether the General Offers are, or are not, fair and reasonable and to accept, or not to accept, the General Offers. An independent financial adviser will be appointed, subject to the approval by the independent board committee of Taifook, to consider the terms of the General Offers and to advise the independent board committee in respect of the General Offers. Taifook Shareholders and Taifook Optionholders are advised to take

no action as regards the General Offers until they have received the composite offer document which will contain, inter alia, the advice of the independent board committee and the independent financial adviser. An announcement will be made as soon as the independent financial adviser is appointed.

Composite offer document

It is the intention of the respective boards of directors of Hai Tong (HK) and Taifook to combine the offer document and the offeree board circular in the composite offer document. Pursuant to Rule 8.2 of the Takeovers Code, within 21 days of the date of this announcement or such later date as the Executive may approve, Hai Tong (HK) is required to despatch the offer document containing the terms of the General Offers, the form of acceptance and transfer of the Offer Shares and the cancellation of the Share Options to the Taifook Shareholders and the Taifook Optionholders. As the conditions precedent to Completion cannot be fulfilled or waived (where applicable) within 21 days of the date of this announcement, Hai Tong (HK) will apply for the consent of the Executive under Note 2 to Rule 8.2 of the Takeovers Code for an extension of time for despatching the composite offer document to any time within 7 days of Completion.

6. FINANCIAL INFORMATION OF TAIFOOK

As at 30 June 2009, the book value of the 52.86% shareholding in Taifook amounted to approximately HK$1,017.8 million.

The audited consolidated net profits before taxation and extraordinary items attributable to 52.86% shareholding in Taifook for the 18 months ended 30 June 2009 and for the financial year ended 31 December 2007 amounted to approximately HK$110.2 million and approximately HK$307.9 million respectively. The audited consolidated net profits after taxation and extraordinary items attributable to 52.86% shareholding in Taifook for the 18 months ended 30 June 2009 and the financial year ended 31 December 2007 amounted to approximately HK$99.9 million and approximately HK$256.3 million respectively.

Upon Completion, Taifook will cease to be a subsidiary of each of NWD and NWS and the financial results of the Taifook Group will cease to be consolidated as a subsidiary with the group financial results of NWD and NWS respectively.

7. MAINTAINING THE LISTING STATUS OF TAIFOOK

Hai Tong (HK) intends to maintain the listing of the Taifook Shares on the main board of the Stock Exchange. Taifook has undertaken and the new director(s) of Taifook to be nominated by Hai Tong (HK) will undertake to the Stock Exchange to take appropriate steps as soon as possible following the close of the General Offers to ensure that not less than 25% of the Taifook Shares will be held by the public.

The Stock Exchange has indicated that if, upon the close of the General Offers, less than 25% of the Taifook Shares are held by the public or if the Stock Exchange believes that (i) a false market exists or may exist in the trading of the Taifook

Shares; or (ii) there are insufficient Taifook Shares in public hands to maintain an orderly market, it will consider exercising its discretion to suspend trading in the Taifook Shares until a level of sufficient public float is attained.

So long as Taifook remains a listed company, the Stock Exchange will also closely monitor all future acquisitions or disposals of assets of Taifook. Any acquisitions or disposals of assets by the Taifook Group will be subject to the provisions of the Listing Rules. Pursuant to the Listing Rules, the Stock Exchange has the discretion to require Taifook to issue an announcement and a circular to the Taifook Shareholders irrespective of the size of any proposed transactions, particularly when such proposed transactions represent a departure from the principal activities of Taifook.

The Stock Exchange also has the power to aggregate a series of acquisitions or disposals of the Taifook Group and any such transactions may result in Taifook being treated as if it were a new listing applicant and subject to the requirements for new listing applicants as set out in the Listing Rules.

8. GENERAL

Information on Taifook

Taifook is a company incorporated in Bermuda and the Taifook Shares have been listed on the Stock Exchange since 1996. The principal activity of Taifook is investment holding. The principal activities of the Taifook Group comprise securities, futures and options contracts broking and trading, the provision of margin and other financing, the provision of corporate advisory, placing and underwriting services, bullion contracts dealing and trading, leveraged foreign exchange trading, the provision of nominee and custodian services, fund management and the provision of financial planning and advisory services.

Further Information on Hai Tong (HK)

Hai Tong (HK) is a company incorporated in Hong Kong and is wholly-owned by Haitong Securities Co., Ltd., a joint stock company incorporated in the PRC which is listed on SSE. Hai Tong (HK) is principally engaged in the provision of securities and other related financial services, such as securities brokerage (including margin trading), futures contract brokerage, asset management, sponsorship of public offerings, underwriting and financial advisory, through its wholly-owned subsidiaries, i.e. Hai Tong Securities (HK) Brokerage Limited (licensed to conduct Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities) and Type 5 (advising on futures contracts) regulated activities under the SFO), Hai Tong Assets Management (HK) Limited (licensed to conduct Type 4 (advising on securities), Type 5 (advising on futures contracts) and Type 9 (asset management) regulated activities under the SFO); and Hai Tong Capital (HK) Limited (licensed to conduct Type 6 (advising on corporate finance) regulated activities under the SFO).

Information on NWD

The NWD group of companies is principally engaged in investments in the areas of property, infrastructure, hotel operation, department store operation, services as well as telecommunications and technology. NWD is the ultimate holding company of NWS and is indirectly interested in approximately 57% of the total issued share capital of NWS as at the date of this announcement.

Information on NWS

The NWS group of companies is principally engaged in (1) the investment in and/or operation of facilities, contracting, transport and financial services; and (2) the development, investment, operation and/or management of power plants, water treatment and waste management plants, roads as well as ports and logistics facilities.

9. DISCLOSURE OF DEALINGS

Associates of Taifook and Hai Tong (HK) are reminded to disclose their dealings in the Taifook Shares.

In accordance with Rule 3.8 of the Takeovers Code, the full text of Note 11 to Rule 22 of the Takeovers Code is reproduced below:

"Responsibilities of stockbrokers, banks and other intermediaries

Stockbrokers, banks and others who deal in relevant securities on behalf of clients have a general duty to ensure, so far as they are able, that those clients are aware of the disclosure obligations attaching to associates and other persons under Rule 22 and that those clients are willing to comply with them. Principal traders and dealers who deal directly with investors should, in appropriate cases, likewise draw attention to the relevant Rules. However, this does not apply when the total value of dealings (excluding stamp duty and commission) in any relevant security undertaken for a client during any 7 day period is less than HK$1 million.

This dispensation does not alter the obligations of principals, associates and other persons themselves to initiate disclosure of their own dealings, whatever total value is involved. Intermediaries are expected to co-operate with the Executive in its dealings enquiries. Therefore, those who deal in relevant securities should appreciate that stockbrokers and other intermediaries will supply the Executive with relevant information as to those dealings, including identities of clients, as part of that co-operation."

10. RESUMPTION OF TRADING IN SHARES OF TAIFOOK AND NWS

At the request of Taifook and NWS, trading in the Taifook Shares and the shares of NWS on the Stock Exchange were suspended with effect from 9:30 a.m. on 16 November 2009 and from 9:30 a.m. on 20 November 2009 respectively pending the publication of this announcement. Application has been made for the resumption of trading in the Taifook Shares and the shares of NWS on the Stock Exchange from 9:30 a.m. on 23 November 2009.

11. DEFINITIONS

"2009 Final Dividend"	means the final dividend in scrip form equivalent to HK$8 cents per Taifook Share with a cash option to Taifook Shareholders for the 18 months ended 30 June 2009 which was recommended by the board of directors of Taifook on 7 October 2009
"Acquisition"	means the acquisition of the Sale Shares by Hai Tong (HK) from NWS pursuant to the terms of the Sale and Purchase Agreement
"acting in concert"	has the meaning ascribed thereto under the Takeovers Code, as extended to include persons presumed to be acting in concert
"associates"	has the meaning ascribed thereto under the Takeovers Code
"Business Day"	means a day other than a Saturday, Sunday or public holiday in Hong Kong
"Completion"	means the completion of the sale and purchase of the Sale Shares contemplated under the Sale and Purchase Agreement
"Completion Date"	means the date on which Completion takes place in accordance with the Sale and Purchase Agreement which is 5 Business Days after the date on which all the conditions precedent in the Sale and Purchase Agreement are either satisfied, or waived (as the case may be) in accordance with the Sale and Purchase Agreement, as or such other date as may be agreed in writing between the parties
"Consideration"	means the consideration of HK$1,822,361,433.60 for the sale and purchase of the Sale Shares pursuant to the Sale and Purchase Agreement

"Excluded Taifook Optionholder(s)"	overseas Taifook Optionholder(s), if any, whose address(es), as shown on the register of optionholders of Taifook as at the latest practicable date to be set out in the composite offer document, is/are outside Hong Kong and located in a jurisdiction the laws of which prohibit the making of the Option Offer to such Taifook Optionholders or otherwise require Hai Tong (HK) or Taifook to comply with additional requirements which are (in the opinion of the directors of Taifook or Hai Tong (HK) Directors, but subject to the prior consent of the Executive) unduly onerous or burdensome, having regard to the number of Taifook Optionholders involved in that jurisdiction and their interests in the Share Options
"Excluded Taifook Shareholder(s)"	overseas Taifook Shareholder(s), if any, whose address(es), as shown on the register of members of Taifook as at the latest practicable date to be set out in the composite offer document, is/are outside Hong Kong and located in a jurisdiction the laws of which prohibit the making of the Share Offer to such Taifook Shareholders or otherwise require Hai Tong (HK) or Taifook to comply with additional requirements which are (in the opinion of the directors of Taifook or Hai Tong (HK) Directors, but subject to the prior consent of the Executive) unduly onerous or burdensome, having regard to the number of Taifook Shareholders involved in that jurisdiction and their shareholdings in Taifook
"Executive"	means the Executive Director of the Corporate Finance Division of the SFC or any of his delegates
"General Offers"	means the Share Offer and the Option Offer
"Hai Tong (HK)"	means Hai Tong (HK) Financial Holdings Limited, a company incorporated in Hong Kong, which is a wholly-owned subsidiary of Haitong Securities Co., Ltd., a company incorporated in the PRC whose shares are listed on SSE
"Hai Tong (HK) Director(s)"	means director(s) of Hai Tong (HK)
"Hai Tong (HK) Group"	means Hai Tong (HK) and its subsidiaries
"Hong Kong"	means the Hong Kong Special Administrative Region of the PRC

"HSBC"	The Hongkong and Shanghai Banking Corporation Limited, a registered institution under the SFO, licensed to conduct Type 1 (dealing in securities), Type 4 (advising on securities), Type 5 (advising on futures contracts) and Type 6 (advising on corporate finance) regulated activities under the SFO and a licensed bank under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong)
"Listing Rules"	means the Rules Governing the Listing of Securities on the Stock Exchange
"Long Stop Date"	28 February 2010 or such other date as NWS and Hai Tong (HK) may at any time and from time to time agree in writing
"NWD"	means New World Development Company Limited, a company incorporated in Hong Kong, the shares of which are listed on the main board of the Stock Exchange
"NWS"	means NWS Holdings Limited, a company incorporated in Bermuda, the shares of which are listed on the main board of the Stock Exchange, which indirectly holds, through its wholly-owned subsidiary, NWS Financial Management Services Limited, approximately 61.86% of the issued share capital of Taifook as at the date of this announcement
"Offer Share(s)"	means the Taifook Share(s) subject to the Share Offer
"Option Offer"	means the unconditional mandatory cash offer to be made by HSBC, for and on behalf of Hai Tong (HK), upon Completion for the cancellation of all outstanding Share Options at the Option Offer Price in accordance with the Takeovers Code
"Option Offer Price"	means HK$0.001 for cancellation of each outstanding Share Option
"PRC" or "China"	means the People's Republic of China
"Sale and Purchase Agreement"	means the conditional sale and purchase agreement entered into between NWS and Hai Tong (HK) on 19 November 2009 in relation to the Acquisition

"Sale Shares"	means 373,434,720 Taifook Shares agreed to be sold by NWS and agreed to be acquired by Hai Tong (HK) pursuant to the Sale and Purchase Agreement, representing approximately 52.86% of the entire issued share capital of Taifook as at the date of this announcement
"SSE"	means the Shanghai Stock Exchange
"SFC"	means the Securities and Futures Commission of Hong Kong
"SFO"	means the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Share Offer"	means the unconditional mandatory cash offer to be made by HSBC, for and on behalf of Hai Tong (HK), upon Completion for the Offer Shares (other than those Taifook Shares already owned by or agreed to be acquired by Hai Tong (HK) and parties acting in concert with it at the time when the General Offers are made) at the Share Offer Price in accordance with the Takeovers Code
"Share Offer Price"	means HK$4.88 per Offer Share
"Share Options"	means options which have been granted by Taifook in accordance with the share option scheme adopted by Taifook on 23 August 2002
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited
"Taifook"	means Taifook Securities Group Limited, a company incorporated in Bermuda, the shares of which are listed on the main board of the Stock Exchange
"Taifook Group"	means Taifook and its subsidiaries
"Taifook Optionholder(s)"	means holder(s) of the Share Options
"Taifook Shareholder(s)"	means holder(s) of the Taifook Shares
"Taifook Share(s)"	means ordinary share(s) of HK$0.10 each in the share capital of Taifook
"Takeovers Code"	means the Hong Kong Code on Takeovers and Mergers

"HK$" means Hong Kong dollars, the lawful currency of Hong Kong

By order of the board of **Hai Tong (HK) Financial Holdings Limited** **Mr. Li Jianguo** *Chairman*	By order of the board of **Taifook Securities Group Limited** **Dr. Cheng Kar Shun, Henry** *Chairman*	By order of the board of **New World Development Company Limited** **Dr. Cheng Kar Shun, Henry** *Managing Director*	By order of the board of **NWS Holdings Limited** **Dr. Cheng Kar Shun, Henry** *Chairman*

20 November 2009

As at the date of this announcement, the Hai Tong (HK) Directors are Mr. Li Jianguo, Mr. Lin Yong and Ms. Ji Qing Yu.

As at the date of this announcement, (a) the executive directors of Taifook are Dr. Cheng Kar Shun, Henry, Mr. Doo Wai Hoi, William, Mr. Wong Shiu Hoi, Peter, Mr. Lee Yiu Wing, William, Mr. Chan Chi On, Derek, Mr. Poon Mo Yiu, Patrick and Mr. Cheng Chi Ming, Brian; (b) the non-executive directors of Taifook are Mr. Wong Kwok Kin, Andrew, Mr. Lam Wai Hon, Patrick, Mr. To Hin Tsun, Gerald and Mr. Lee Ka Sze, Carmelo; and (c) the independent non-executive directors of Taifook are Mr. Man Mo Leung, Mr. Tsui Hing Chuen, William and Mr. Lau Wai Piu, Bill.

As at the date of this announcement, (a) the executive directors of NWD are Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Dr. Sin Wai Kin, David, Mr. Liang Chong Hou, David, Mr. Leung Chi Kin, Stewart and Mr. Cheng Chi Kong, Adrian; (b) the non-executive directors of NWD are Mr. Cheng Kar Shing, Peter, Mr. Chow Kwai Cheung, Mr. Liang Cheung Biu, Thomas and Ms. Ki Man Fung, Leonie; and (c) the independent non-executive directors of NWD are Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson (alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor), Mr. Ho Hau Hay, Hamilton and Mr. Lee Luen Wai, John.

As at the date of this announcement, (a) the executive directors of NWS are Dr. Cheng Kar Shun, Henry, Mr. Tsang Yam Pui, Mr. Wong Kwok Kin, Andrew, Mr. Lam Wai Hon, Patrick, Mr. Cheung Chin Cheung, Mr. William Junior Guilherme Doo and Mr. Cheng Chi Ming, Brian; (b) the non-executive directors of NWS are Mr. Doo Wai Hoi, William, Mr. Wilfried Ernst Kaffenberger (alternate director to Mr. Wilfried Ernst Kaffenberger: Mr. Yeung Kun Wah, David), Mr. To Hin Tsun, Gerald and Mr. Dominic Lai; and (c) the independent non-executive directors of NWS are Mr. Kwong Che Keung, Gordon, Mr. Cheng Wai Chee, Christopher and The Honourable Shek Lai Him, Abraham.

The Hai Tong (HK) Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that in relation to the Taifook Group, the NWD group and the NWS group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement (other than those expressed by the Taifook Group, the NWD group and the NWS group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.

The directors of Taifook jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that in relation to the Hai Tong (HK) Group, Haitong Securities Co., Ltd., the NWD group and the NWS group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement (other than those expressed by the Hai Tong (HK) Group, Haitong Securities Co., Ltd., the NWD group and the NWS group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statement in this announcement misleading.

The directors of NWD jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that in relation to the Hai Tong (HK) Group, Haitong Securities Co., Ltd., the NWS group and the Taifook Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement (other than those expressed by the Hai Tong (HK) Group, Haitong Securities Co., Ltd., the NWS group and the Taifook Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statement in this announcement misleading.

The directors of NWS jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that in relation to the Hai Tong (HK) Group, Haitong Securities Co., Ltd., the NWD group and the Taifook Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement (other than those expressed by the Hai Tong (HK) Group, Haitong Securities Co., Ltd., the NWD group and the Taifook Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statement in this announcement misleading.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Stock Code : 17)

CONNECTED TRANSACTION


New World China Land Limited
新世界中國地產有限公司

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 917)

DISCLOSEABLE AND CONNECTED TRANSACTION

THE TRANSFER AGREEMENT

On 27 November 2009, the Transferors, Xin Sui and China Joy entered into the Transfer Agreement in relation to the Acquisition, pursuant to which Xin Sui agreed to acquire and the Transferors agreed to dispose of the CJV Interest for a consideration of RMB465,400,980. Upon completion of the Acquisition, CJV will become a wholly-owned subsidiary of NWCL.

DISCLOSEABLE AND CONNECTED TRANSACTION OF NWCL

As one or more of the relevant percentage ratios (as defined in Rule 14.07 of the Listing Rules) in respect of the Acquisition is more than 5% but less than 25%, the Acquisition constitutes a discloseable transaction of NWCL. The Acquisition is therefore subject to the reporting and announcement requirements under Chapter 14 of the Listing Rules.

As at the date of this announcement, the Transferors are connected persons of NWCL only by virtue of their holding of the CJV Interest. Accordingly, the Acquisition constitutes a connected transaction of NWCL under the Listing Rules. As one or more of the relevant percentage ratios (as defined under Rule 14.07 of the Listing Rules) in respect of the Acquisition exceeds 2.5%, the Acquisition is therefore subject to the reporting and announcement requirements and the independent shareholders' approval of NWCL under the Listing Rules.

No shareholder of NWCL is required to abstain from voting on the Acquisition. NWCL has obtained a written shareholders' approval dated 20 November 2009 from NWD in relation to the approval of the Acquisition. NWD is the controlling shareholder of NWCL and is holding (together with its subsidiaries) 4,061,034,137 shares of NWCL and representing an approximately 70% attributable interest in the issued share capital of NWCL as at the date of this announcement. The Stock Exchange has granted a waiver from strict compliance of the requirement for holding a general meeting to seek independent shareholders' approval in respect of the Acquisition pursuant to Rule 14A.43 of the Listing Rules on the basis that no shareholder of NWCL would be required to abstain from voting if NWCL was to convene a general meeting for the approval of the Acquisition and NWCL has obtained the written shareholders' approval from NWD in respect of the Acquisition.

A circular containing details of the Transfer Agreement, a letter from the independent board committee of NWCL, a letter of advice from an independent financial adviser and a valuation report on the property of the CJV by an independent valuer will be despatched to the shareholders of NWCL.

CONNECTED TRANSACTION OF NWD

As at the date of this announcement, NWD held an approximately 70% attributable interest in the issued share capital of NWCL. The Transferors are connected persons of NWD only by virtue of their holding of the CJV Interest. Accordingly, the Acquisition constitutes a connected transaction of NWD under the Listing Rules. As each of the relevant percentage ratios (as defined under Rule 14.07 of the Listing Rules) in respect of the Acquisition is less than 2.5%, the Acquisition is only subject to the reporting and announcement requirements and is exempt from the independent shareholders' approval requirement under the Listing Rules.

THE TRANSFER AGREEMENT

Date

27 November 2009

Parties

1. the Transferors;
2. Xin Sui; and
3. China Joy.

Subject of the Acquisition

Pursuant to the Transfer Agreement, Xin Sui agreed to acquire and the Transferors agreed to dispose of the CJV Interest. Upon completion of the Acquisition, CJV will become a wholly-owned subsidiary of NWCL.

Consideration

The consideration for the Acquisition is RMB465,400,980 and is payable by Xin Sui by way of cash in one lump sum on or before 24 December 2009.

Since the Transferors are State-owned companies and the CJV Interest is considered State-owned asset, the Transferors have engaged GEMAS to conduct the transfer of the CJV Interest by way of auction pursuant to the relevant PRC rules and procedures for the transfer of State-owned assets. Xin Sui won the bid for the CJV Interest during the auction on 25 November 2009. The consideration for the Acquisition is the base price of the CJV Interest in the auction, which is determined by GEMAS.

The Directors of NWD and NWCL consider that such consideration is fair and reasonable after taking into account the adjusted net assets value ("NAV") of the CJV Interest of approximately HK$561 million as at 30 June 2009. This adjusted NAV is determined by reference to the market valuation of the property project being undertaken by the CJV as at 30 June 2009 (valuation conducted by independent valuer based on direct comparison method) and the audited NAV of the CJV as of the same date. The adjusted NAV of the CJV amounting to HK$2,244 million is then arrived at after taking into account the revaluation surplus of the said property project.

The consideration is expected to be settled by Xin Sui by its internal resources.

A commission equivalent to 3% of the consideration, i.e. RMB13,962,029.40 , is payable by Xin Sui to GEMAS in one lump sum within 15 working days from the date of issue of the transaction confirmation by GEMAS, which is expected to be 17 December 2009.

REASONS FOR AND BENEFITS OF ENTERING INTO THE TRANSFER AGREEMENT

The respective boards of directors of NWD and NWCL consider the Acquisition will provide a good opportunity to acquire the entire control over the CJV.

The terms of the Transfer Agreement were determined through arm's length negotiations between the parties and reflect normal commercial terms. The Directors (excluding the independent non-executive Directors of NWCL whose views will be contained in the circular of NWCL after considering the advice from the independent financial adviser) of each of NWD and NWCL consider that the terms of the Transfer Agreement are fair and reasonable and in the interests of NWD and NWCL, respectively, and their respective shareholders as a whole.

INFORMATION ON THE CJV

The CJV is a co-operative joint venture enterprise established by the Transferors and China Joy in the PRC pursuant to the CJV Agreement with registered capital of RMB330,000,000, which is fully paid up by China Joy. It is principally engaged in the development of a residential property project known as Guangzhou Covent Garden located in Liwan Centre, Guangzhou, the PRC with a total site area of approximately 370,000 sq.m.. Phases I and II of the property project have been completed and were nearly sold out. Construction of phase III of the property project with a total gross floor area of approximately 287,000 sq.m. is expected to be completed in November 2011. The remaining portion of phase III and the remaining phases of the property project will provide a gross floor area of approximately 793,000 sq.m. for development.

The audited net profits before and after taxation and extraordinary items attributable to the CJV for the financial year ended 30 June 2008 were approximately HK$963,044 and that for the financial year ended 30 June 2009 were approximately HK$110,132,432 and HK$86,837,394, respectively.

As at 30 June 2009, the audited net asset value of the CJV was approximately HK$426,222,848. The property of the CJV was valued by an independent valuer and as at 30 June 2009, such property was valued at RMB2,410,500,000.

INFORMATION RELATING TO NWD

The core businesses of NWD include property, infrastructure, hotel operation, department store operation, services as well as telecommunications and technology.

INFORMATION RELATING TO NWCL

NWCL is principally engaged in property development, property related investments as well as rental and hotel operation in PRC.

INFORMATION RELATING TO CHINA JOY

The principal business activity of China Joy is investment holding.

INFORMATION RELATING TO TRANSFEROR 1

Transferor 1 is principally engaged in property development, provision of interior design and property agencies and consultation services.

INFORMATION RELATING TO TRANSFEROR 2

Transferor 2 is principally engaged in property development, property leasing and provision of property demolishment and interior design services.

LISTING RULES IMPLICATIONS

DISCLOSEABLE AND CONNECTED TRANSACTION OF NWCL

As one or more of the relevant percentage ratios (as defined in Rule 14.07 of the Listing Rules) in respect of the Acquisition is more than 5% but less than 25%, the Acquisition constitutes a discloseable transaction of NWCL. The Acquisition is therefore subject to the reporting and announcement requirements under Chapter 14 of the Listing Rules.

As at the date of this announcement, the Transferors are connected persons of NWCL only by virtue of their holding of the CJV Interest. Accordingly, the Acquisition constitutes a connected transaction of NWCL under the Listing Rules. As one or more of the relevant percentage ratios (as defined under Rule 14.07 of the Listing Rules) in respect of the Acquisition exceeds 2.5%, the Acquisition is therefore subject to the reporting and announcement requirements and the independent shareholders' approval of NWCL under the Listing Rules.

No shareholder of the NWCL is required to abstain from voting on the Acquisition. NWCL has obtained a written shareholders' approval dated 20 November 2009 from NWD in relation to the approval of the Acquisition. NWD is the controlling shareholder of NWCL and is holding (together with its subsidiaries) 4,061,034,137 shares of NWCL and representing an approximately 70% attributable interest in the issued share capital of NWCL as at the date of this announcement. The Stock Exchange has granted a waiver from strict compliance of the requirement for holding a general meeting to seek independent shareholders' approval in respect of the Acquisition pursuant to Rule 14A.43 of the Listing Rules on the basis that no shareholder

of NWCL would be required to abstain from voting if NWCL was to convene a general meeting for the approval of the Acquisition and NWCL has obtained the written shareholders' approval from NWD in respect of the Acquisition.

CONNECTED TRANSACTION OF NWD

As at the date of this announcement, NWD held an approximately 70% attributable interest in the issued share capital of NWCL. The Transferors are connected persons of NWD only by virtue of their holding of the CJV Interest. Accordingly, the Acquisition constitutes a connected transaction of NWD under the Listing Rules. As each of the relevant percentage ratios (as defined under Rule 14.07 of the Listing Rules) in respect of the Acquisition is less than 2.5%, the Acquisition is only subject to the reporting and announcement requirements and is exempt from the independent shareholders' approval requirement under the Listing Rules.

INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISER

An independent board committee has been appointed to advise the independent shareholders of NWCL on the terms of the Transfer Agreement. CIMB-GK Securities (HK) Limited has been appointed as the independent financial adviser to advise the independent board committee and the independent shareholders of NWCL on the terms of the Transfer Agreement.

DESPATCH OF CIRCULAR

A circular containing details of the Transfer Agreement, a letter from the independent board committee of NWCL, a letter of advice from an independent financial adviser and a valuation report on the property of the CJV by an independent valuer will be despatched to the shareholders of NWCL.

DEFINITIONS

In this announcement, the following terms have the following meanings:

"Acquisition"	the acquisition of the CJV Interest by Xin Sui from the Transferors pursuant to the Transfer Agreement;
"connected person"	has the meaning ascribed thereto in the Listing Rules;
"controlling shareholder"	has the meaning ascribed thereto in the Listing Rules;
"China Joy"	China Joy International Limited (中樂國際有限公司), a limited liability company incorporated under the laws of Hong Kong, and a wholly-owned subsidiary of the NWCL;

"CJV"	廣州芳村－新世界房地產發展有限公司 (Guangzhou Fong Chuen－New World Property Development Co., Ltd.*), a co-operative joint venture enterprise established by the Transferors and China Joy in 1993 pursuant to the CJV Agreement;
"CJV Agreement"	the agreement dated 8 November 1992 entered into between the Transferors and China Joy to establish the CJV, as supplemented from time to time;
"CJV Interest "	the collective entitlement of the Transferors in 25% of the profits of the CJV according to the CJV Agreement;
"Directors"	the directors of NWD and NWCL (as the case maybe);
"GEMAS"	Guangzhou Enterprises Mergers and Acquisitions Services (廣州產權交易所)
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of PRC;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"NWCL"	New World China Land Limited, a limited liability company incorporated under the laws of the Cayman Islands, the shares of which are listed on the main board of the Stock Exchange (Stock Code: 917);
"NWD"	New World Development Company Limited, a limited liability company incorporated under the laws of Hong Kong, the shares of which are listed on the main board of the Stock Exchange (Stock Code: 17) and which is the controlling shareholder of NWCL;
"PRC"	the People's Republic of China (which for the purpose of this announcement, excludes Hong Kong, Taiwan and the Macau Special Administrative Region of the PRC);
"Renminbi" or "RMB"	the lawful currency of PRC;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"subsidiary"	**shall have the meaning given to it under the Companies Ordinance (Chapter 32 of the Laws of Hong Kong);**
"Transfer Agreement"	**the agreement dated 27 November 2009 entered into between the Transferors, Xin Sui and China Joy in relation to the Acquisition;**
"Transferor 1"	**廣州市芳村區房地產開發總公司, a limited liability company incorporated under the laws of the PRC;**
"Transferor 2"	**廣州市芳村房地產開發經營有限公司, a limited liability company incorporated under the laws of the PRC;**
"Transferors"	**Transferor 1 and Transferor 2;**
"Xin Sui"	**廣州新穗旅游中心有限公司 (Guangzhou Xin Sui Tourism Centre Ltd*), a limited liability company incorporated under the laws of the PRC, and an indirect wholly-owned subsidiary of the NWCL; and**
"%"	**per cent.**

By order of the Board of
New World Development Company Limited
Leung Chi-kin, Stewart
Company Secretary

By order of the Board of
New World China Land Limited
Ngan Man-ying, Lynda
Company Secretary

Hong Kong, 27 November 2009

As at the date of this announcement, the board of directors of NWD comprises (a) six executive directors, namely, Dato' Dr. Cheng Yu-tung, Dr. Cheng Kar-shun, Henry, Dr. Sin Wai-kin, David, Mr. Liang Chong-hou, David, Mr. Leung Chi-kin, Stewart and Mr. Cheng Chi-kong, Adrian; (b) four non-executive directors, namely, Mr. Cheng Kar-shing, Peter, Mr. Chow Kwai-cheung, Mr. Liang Cheung-biu, Thomas and Ms. Ki Man-fung, Leonie and (c) four independent non-executive directors, namely, Mr. Yeung Ping-leung, Howard, Dr. Cha Mou-sing, Payson (alternate director to Dr. Cha Mou-sing, Payson: Mr. Cha Mou-zing, Victor), Mr. Ho Hau-hay, Hamilton and Mr. Lee Luen-wai, John.

As at the date of this announcement, the board of directors of NWCL comprises (a) nine executive directors, namely, Dr. Cheng Kar-shun, Henry, Mr. Doo Wai-hoi, William, Mr. Cheng Kar-shing, Peter, Mr. Cheng Chi-kong, Adrian, Mr. Leung Chi-kin, Stewart, Mr. Chow Kwai-cheung, Mr. Chow Yu-chun, Alexander, Mr. Fong Shing-kwong, Michael and Ms. Ngan Man-ying, Lynda; (b) a non-executive director, namely, Mr. Fu Sze-shing; and (c) three independent non-executive directors, namely, Mr. Cheng Wai-chee, Christopher, Mr. Tien Pei-chun, James and Mr. Lee Luen-wai, John.

****For identification purpose only***

This announcement is published on the websites of NWD (www.nwd.com.hk), NWCL (www.nwcl.com.hk) and the Stock Exchange (www.hkexnews.hk).

For Main Board and GEM listed issuers

RECEIVED
2010 JAN -4 A 9:25


HKEX
香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 30/11/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: New World Development Company Limited
Date Submitted: 04/12/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 0017 Description : Ordinary Shares

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	10,000,000,000	HK$1.00	HK$10,000,000,000
Increase/(decrease)	Nil		Nil
Balance at close of the month	10,000,000,000	HK$1.00	HK$10,000,000,000

(2) Stock code : Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : ____________ Description : ____________

	No. of preference shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : ____________ Description : ____________

	No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : **HK$10,000,000,000**

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	3,867,318,158	N/A	N/A	N/A
Increase/ (decrease) during the month	-	N/A	N/A	N/A
Balance at close of the month	3,867,318,158	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Share Option Scheme adopted on (24 /11/2006) Ordinary shares *(Note 1)*	Nil	Nil	Nil	Nil	Nil	123,271,230
2. N/A (/ /) shares *(Note 1)*						
3. N/A (/ /) shares *(Note 1)*						

Total A. (Ordinary shares) Nil

(Preference shares) N/A

(Other class) N/A

Total funds raised during the month from exercise of options (State currency) Nil

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
2. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total B. (Ordinary shares) ____________

(Preference shares) ____________

(Other class) ____________

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Convertible Bonds issued by Sherson Limited due 2014	HKD	6,000,000,000	Nil	6,000,000,000	Nil	224,014,336
Stock code (if listed) N/A Class of shares issuable *(Note 1)* Ordinary Subscription price HKD26.784 EGM approval date (if applicable) (dd/mm/yyyy)) (/N/A/)						
2. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total C. (Ordinary shares) Nil
(Preference shares) N/A
(Other class) N/A

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /) shares *(Note 1)*		
2. (/ /) shares *(Note 1)*		
3. (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
4. Bonus issue		Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

For Main Board and GEM listed issuers

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ____	Class of shares issuable ____ *(Note 1)* Issue and allotment date : (dd/mm/yyyy) (- / - / -) EGM approval date: (dd/mm/yyyy) (- / - / -)	____	____
6. Repurchase of shares		Class of shares repurchased *(Note 1)* ____ Cancellation date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	____	____
7. Redemption of shares		Class of shares redeemed *(Note 1)* ____ Redemption date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	____	____
8. Consideration issue	At price : State currency ____	Class of shares issuable ____ *(Note 1)* Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	____	____

For Main Board and GEM listed issuers

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
10. Other (Please specify)	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
		Total E. (Ordinary shares)	Nil	
		(Preference shares)	N/A	
		(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	Nil
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Nil

Submitted by: Leung Chi Kin

Title: Company Secretary

(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RECEIVED
2010 JAN -4 A 9:25



新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code: 0017)

POLL RESULTS OF ANNUAL GENERAL MEETING

The Board of Directors (the "Board") of New World Development Company Limited (the "Company") is pleased to announce that at the annual general meeting of the Company held on 9 December 2009 (the "AGM"), a poll was demanded by the Chairman of the AGM in accordance with the Company's articles of association for voting on all proposed resolutions as set out in the notice of AGM dated 30 October 2009. All resolutions were approved by shareholders of the Company by way of a poll. Tricor Tengis Limited, the Share Registrar of the Company, acted as scrutineer for the poll at the AGM. The poll results in respect of the resolutions proposed at the AGM were as follows:

	Resolutions	Number of Votes (%)	
		For	**Against**
1.	To consider and adopt the audited Statement of Accounts and the Reports of the Directors and the Independent Auditors for the year ended 30 June 2009.	2,303,395,787 (99.76%)	5,506,375 (0.24%)
2.	To declare a final dividend. (a final dividend of HK$0.21 per share comprising a cash dividend and a scrip dividend with a cash option to shareholders registered on 9 December 2009)	2,370,254,241 (99.93%)	1,708,054 (0.07%)
3.	(i) To re-elect Dr. Cheng Kar-Shun, Henry as Director.	2,276,673,797 (95.98%)	95,282,045 (4.02%)
	(ii) To re-elect Dr. Cha Mou-Sing, Payson as Director.	1,621,208,681 (68.35%)	750,719,045 (31.65%)
	(iii) To re-elect Mr. Cheng Kar-Shing, Peter as Director.	2,158,185,598 (90.99%)	213,770,244 (9.01%)
	(iv) To re-elect Mr. Leung Chi-Kin, Stewart as Director.	1,736,840,094 (73.22%)	635,087,748 (26.78%)
	(v) To re-elect Mr. Chow Kwai-Cheung as Director.	2,182,912,478 (92.03%)	189,043,364 (7.97%)
	(vi) To re-elect Ms. Ki Man-Fung, Leonie as Director.	2,197,309,991 (92.64%)	174,617,851 (7.36%)
	(vii) To authorise the Board of Directors to fix the remuneration of Directors.	2,366,067,942 (99.75%)	5,866,634 (0.25%)

	Resolutions	Number of Votes (%)	
		For	Against
4.	To re-appoint Joint Auditors and authorise the Board of Directors to fix their remuneration.	2,358,166,759 (99.42%)	13,757,536 (0.58%)
5.	Ordinary Resolution in Item No. 5 of the Notice of AGM. (To approve a general mandate to the Directors to repurchase shares not exceeding 10% of the existing issued share capital)	2,372,364,619 (99.93%)	1,717,054 (0.07%)
6.	Ordinary Resolution in Item No. 6 of the Notice of AGM. (To approve a general mandate to the Directors to issue shares not exceeding 20% of the existing issued share capital)	1,676,968,321 (70.60%)	698,465,352 (29.40%)
7.	Ordinary Resolution in Item No. 7 of the Notice of AGM. (To extend the general mandate to be given to the Directors to issue shares by the addition thereto the shares repurchased by the Company)	1,616,993,169 (68.11%)	757,046,308 (31.89%)

As more than 50% of the votes were cast in favour of each of the above resolutions, these resolutions were duly passed as ordinary resolutions.

The total number of shares entitling holders to attend and vote for or against all the resolutions at the AGM was 3,867,318,158 shares. There were no shares entitling holders to attend and vote only against the resolutions at the AGM.

By Order of the Board
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong, 9 December 2009

As at the date of this announcement, (a) the executive directors of the Company are Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Dr. Sin Wai-Kin, David, Mr. Liang Chong-Hou, David, Mr. Leung Chi-Kin, Stewart and Mr. Cheng Chi-Kong, Adrian; (b) the non-executive directors of the Company are Mr. Cheng Kar-Shing, Peter, Mr. Chow Kwai-Cheung, Mr. Liang Cheung-Biu, Thomas and Ms. Ki Man-Fung, Leonie; and (c) the independent non-executive directors of the Company are Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson (alternate director to Dr. Cha Mou-Sing, Payson: Mr. Cha Mou-Zing, Victor), Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai, John.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.



新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Stock Code : 0017)

Directors:
Executive Directors:
Dato' Dr. CHENG Yu-Tung *(Chairman)*
Dr. CHENG Kar-Shun, Henry *(Managing Director)*
Dr. SIN Wai-Kin, David
Mr. LIANG Chong-Hou, David
Mr. LEUNG Chi-Kin, Stewart
Mr. CHENG Chi-Kong, Adrian

Non-executive Directors:
Mr. CHENG Kar-Shing, Peter
Mr. CHOW Kwai-Cheung
Mr. LIANG Cheung-Biu, Thomas
Ms. KI Man-Fung, Leonie, JP

Independent Non-executive Directors:
Mr. YEUNG Ping-Leung, Howard
Dr. CHA Mou-Sing, Payson, JP
(alternate director to Dr. Cha Mou-Sing, Payson: Mr. CHA Mou-Zing, Victor)
Mr. HO Hau-Hay, Hamilton
Mr. LEE Luen-Wai, John, JP

Registered Office:
30th Floor,
New World Tower,
18 Queen's Road Central,
Hong Kong.

10 December 2009

To the shareholders and, for information purposes only, the holders of the outstanding share options of the Company

Dear Sir or Madam,

FINAL DIVIDEND FOR THE YEAR ENDED 30 JUNE 2009

Particulars of the Final Dividend

On 8 October 2009, it was announced that the Directors of New World Development Company Limited ("the Company") resolved to recommend a final dividend for the year ended 30 June 2009 of HK$0.21 per share ("Final Dividend") to shareholders on the register of members as at 9 December 2009, and as to HK$0.01 per share, this

dividend will be paid in cash to ensure that the shares of the Company continue to qualify as Authorised Investments for the purpose of the Trustee Ordinance (Chapter 29 of the Laws of Hong Kong) and as to HK$0.20 per share, this dividend should take the form of scrip dividend with a cash option to shareholders. At the annual general meeting held on 9 December 2009, the Final Dividend was approved.

Accordingly, each shareholder has the choices of receiving:

(a) an allotment of new shares with a nominal value of HK$1.00 each of the Company ("New Shares") credited as fully paid and having an aggregate market value (as defined below) equals to, save for adjustment for fractions, the total amount of dividend which such shareholder could elect to receive in cash in respect of HK$0.20 per share; or

(b) cash of HK$0.20 per share; or

(c) partly New Shares and partly cash.

In all the above cases, shareholders will receive in addition cash of HK$0.01 per share.

For the purpose of calculating the number of New Shares to be allotted under (a) and (c) above, the market value of a New Share will be calculated as an amount equal to 95% of the average of the closing prices of an existing share of the Company on The Stock Exchange of Hong Kong Limited for the five consecutive trading days commencing from and including 28 December 2009 (on which such price is available) as follows:

$$\text{Number of New Shares to be received} = \text{Number of existing shares for which cash election is not made} \times \frac{\text{HK\$0.20}}{\text{five trading days average closing price} \times \frac{95}{100}}$$

Consequently, it will not be possible to determine until after the close of business on 4 January 2010, the exact number of New Shares to which those shareholders electing to receive New Shares will be entitled. An announcement setting out the basis of allotment of the New Shares will be made after the close of business on 4 January 2010.

The number of New Shares to be issued to each shareholder will be rounded down to the nearest whole number. Fractional entitlements to New Shares under choices (a) and (c) above will be disregarded and the benefit thereof will accrue to the Company.

Stock Exchange Listing and Certificates

The shares of the Company are listed and dealt in on The Stock Exchange of Hong Kong Limited. No part of the Company's securities are listed or dealt in on any other stock exchange, nor is listing or permission to deal on any other exchange being or proposed to be sought.

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for the grant of listing of and permission to deal in the New Shares. It is expected that certificates for the New Shares and cheques for cash entitlements will be posted to shareholders at the risk of those entitled thereto on or before 19 January 2010. The New Shares will not rank for the Final Dividend but will rank pari passu in all other respects with the existing shares of the Company. Dealing of the New Shares on The Stock Exchange of Hong Kong Limited is expected to commence on 21 January 2010 after despatch to shareholders of the certificates for the New Shares.

Form of Election

A form of election has been prepared and sent herewith for use by shareholders who wish to receive the Final Dividend wholly in cash or partly in cash and partly by the issue of New Shares, or to make a permanent election to receive cash in lieu of any future dividend in scrip form.

Shareholders who wish to elect to receive all or part of the Final Dividend in cash in lieu of allotment of New Shares must complete the form of election in accordance with the instructions printed thereon and return them to the Company's Share Registrars, Tricor Tengis Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong so as to arrive not later than 4:00 p.m. on Thursday, 24 December 2009. No acknowledgment of receipt of the form of election will be issued. Those shareholders electing to receive New Shares are advised to refer to the announcement to be made after the close of business on 4 January 2010 regarding the basis of allotment of the New Shares.

Shareholders who wish to receive the scrip portion of the Final Dividend of HK$0.20 wholly in form of New Shares should not complete the form of election.

No form of election will be sent to any shareholder who has made earlier a permanent election to receive cash in lieu of any future dividend in scrip form. Any such shareholder wishing to change his existing permanent election for cash and to elect to receive New Shares or partly New Shares and partly cash must give at least seven days' notice in writing before 24 December 2009 (i.e. on or before 17 December 2009) to Tricor Tengis Limited at the address stated above.

Overseas Shareholders

The form of election has not been sent to shareholders with a registered address in the United States of America or any of its territories or possessions or Malaysia. After making enquiries with legal advisers in relevant jurisdictions regarding legal restrictions and regulatory requirements, the Company understands there are restrictions from inviting shareholders in those jurisdictions to receive the Final Dividend in scrip form, either absolutely or unless local approval, registration or other requirements or formalities are complied with.

In particular, the Company has been advised by lawyers in Malaysia that based on their interpretation of the Capital Markets and Services Act 2007, the scrip dividend scheme would necessitate registration of a prospectus with the Securities Commission of Malaysia under section 232 of the Capital Markets and Services Act 2007.

In these circumstances, the Directors consider that it would be necessary or expedient for shareholders with a registered address in the United States of America or any of its territories or possessions or Malaysia not to be permitted to receive the Final Dividend in scrip form. Such shareholders will receive the Final Dividend wholly in cash. This document will be sent to those shareholders for information only.

All other shareholders with a registered address outside Hong Kong or otherwise resident outside Hong Kong should consult their professional advisers as to whether or not they are permitted to receive the Final Dividend in scrip form or if any governmental or other consent is required or other formalities need to be observed. No person resident in any territory outside Hong Kong and no person receiving in any territory outside Hong Kong a copy of this document and/or a form of election may treat the same as an invitation to him to subscribe shares unless in the relevant territory such invitation could lawfully be made to him without having to comply with any unfulfilled registration or other legal requirements.

This document and the form of election will not be registered in Hong Kong or in any other jurisdiction.

The Directors have been advised by the relevant local legal advisers that in relation to shareholders who are resident in the provinces of British Columbia and Ontario, Canada (the "Canadian Shareholders"), securities obtained by Canadian Shareholders by way of scrip dividend will be restricted securities in Canada. Accordingly, Canadian Shareholders that intend to sell shares acquired in the scrip form of the Final Dividend must: (i) effect the sale through an appropriately registered dealer or pursuant to an exemption from the dealer registration

requirement under applicable provincial and territorial securities laws, instruments and rules in Canada and (ii) satisfy the prospectus filing requirement under local provincial and territorial securities laws, instruments and rules in Canada or rely on an exemption from the same. Canadian Shareholders are advised to consult their own professional advisers as to whether to elect to receive the Final Dividend in scrip form and in relation to future sale of any shares so acquired.

Shareholders who are resident in Australia (the "Australian Shareholders") should note that, according to advice obtained by the Company from local legal advisers in Australia, in some circumstances the Corporations Act 2001 (Cth) of Australia imposes certain restrictions on the on-sale of shares in Australia without a disclosure document in the 12 months following the original issue of shares in reliance on an exemption, unless an exception or exemption applies. The Australian Shareholders are advised to consult their own professional advisers as to whether to elect to receive the Final Dividend in scrip form or cash form and in relation to future sale of any shares so acquired.

Shareholders having a registered address in the Philippines should note that exemption from the registration statement is claimed under the provision of Section 10.1(d) of the Philippine Securities Regulation Code. No confirmation has been obtained from the Philippine Securities and Exchange Commission that the scrip dividend scheme qualifies as an exempt transaction. ***THE SECURITIES BEING OFFERED OR SOLD HEREIN HAVE NOT BEEN REGISTERED WITH THE PHILIPPINE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES REGULATION CODE. ANY FUTURE OFFER OR SALE THEREOF IS SUBJECT TO REGISTRATION REQUIREMENTS UNDER THE SECURITIES REGULATION CODE UNLESS SUCH OFFER OR SALE QUALIFIES AS AN EXEMPT TRANSACTION.***

General

Whether or not it is to your advantage to receive New Shares or cash, in whole or in part, depends upon your own individual circumstances, and the decision in this regard and all effects resulting therefrom are the responsibility of each shareholder.

Shareholders who are trustees are recommended to take professional advice as to whether the choice of shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Dealings in the shares of the Company may be settled through the Central Clearing and Settlement System. Investors should seek the advice of your stockbroker or other professional adviser for details of these settlement arrangements and how such settlement arrangements will affect your rights and interests.

Expected timetable

Last day of receipt of form of election . . . . Thursday, 24 December 2009

Fix the market value of a New Share (5 trading days average) . . . . Monday, 28 December 2009 to Monday, 4 January 2010

Publish an announcement setting out the basis of allotment of the New Shares . . . . after the close of business on Monday, 4 January 2010

Dividend warrant and share certificate to all shareholders . . . . Tuesday, 19 January 2010

Commencement of dealings in the New Shares . . . . Thursday, 21 January 2010

Yours faithfully,
CHENG KAR-SHUN, HENRY
Managing Director

RECEIVED
2010 JAN -4 A 9:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
此乃要件・請即處理



新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)
(於香港註冊成立之有限公司)

(Stock Code: 0017)
(股份代號：0017)

FINAL DIVIDEND FOR THE YEAR ENDED 30 JUNE 2009 OF HK$0.21 PER SHARE, AND AS TO HK$0.01 PER SHARE WILL BE PAID IN CASH, AND AS TO HK$0.20 PER SHARE IN THE FORM OF SCRIP DIVIDEND WITH CASH OPTION.
截至2009年6月30日止年度之末期股息每股0.21港元，其中每股0.01港元將以現金支付，其餘每股0.20港元，會採取以股代息，惟股東可選擇收取現金

FORM OF ELECTION
選擇表格

IF YOU WISH TO RECEIVE ONLY SHARES FOR THE SCRIP PORTION OF THE FINAL DIVIDEND FOR THE YEAR ENDED 30 JUNE 2009, DO NOT COMPLETE THIS FORM
如擬就截至2009年6月30日止年度之末期股息之以股代息部份全部收取股份者，不用填寫本表格

IF YOU WISH TO RECEIVE CASH IN LIEU OF THE PROPOSED ALLOTMENT OF SHARES FOR THE SCRIP PORTION OF THE FINAL DIVIDEND FOR THE YEAR ENDED 30 JUNE 2009 OF HK$0.20 PER SHARE EITHER IN WHOLE OR IN PART OR IF YOU WISH TO MAKE A PERMANENT ELECTION TO RECEIVE CASH IN LIEU OF SHARES IN FUTURE YOU MUST COMPLETE THIS FORM AND RETURN IT TO TRICOR TENGIS LIMITED, 26/F., TESBURY CENTRE, 28 QUEEN'S ROAD EAST, HONG KONG SO AS TO ARRIVE NOT LATER THAN 4:00 P.M. ON THURSDAY, 24 DECEMBER 2009.
如擬就全部或部份截至2009年6月30日止年度之末期股息之以股代息部份每股0.20港元建議配發之股份選擇收取現金或如擬於日後長期選擇收取現金，則最遲須於2009年12月24日星期四下午四時前將表格填妥交回香港皇后大道東28號金鐘匯中心26樓卓佳登捷時有限公司。
THOSE SHAREHOLDERS ELECTING TO RECEIVE NEW SHARES ARE ADVISED TO REFER TO THE ANNOUNCEMENT TO BE MADE AFTER THE CLOSE OF BUSINESS ON 4 JANUARY 2010 REGARDING THE BASIS OF ALLOTMENT OF THE NEW SHARES.
選擇收取新股之股東應參照於2010年1月4日辦公時間結束後發出有關新股配發基準之通告。

BOX A 甲欄	NAME(S) AND ADDRESS OF SHAREHOLDER(S) 股東姓名及地址

BOX B 乙欄	REGISTERED SHAREHOLDING ON 9 DECEMBER 2009 在2009年12月9日登記持有之股數	

ELECTION FOR CASH (FINAL DIVIDEND ONLY)
只就末期息選擇收取現金

IF YOU ELECT FOR PAYMENT IN CASH OF HK$0.20 PER SHARE IN LIEU OF SHARES FOR THE FINAL DIVIDEND FOR THE WHOLE OR PART OF YOUR REGISTERED SHAREHOLDING, YOU MUST INSERT IN BOX C THE NUMBER OF SHARES IN RESPECT OF WHICH THE DIVIDEND IS TO BE PAID IN CASH.
如擬就名下之全部或部份股份選擇收取現金每股0.20港元，代替以股份配發之末期息，請在丙欄內填上選擇收取現金之股數。

BOX C 丙欄	NUMBER OF SHARES ON WHICH FINAL DIVIDEND TO BE PAID IN CASH 選擇收取現金末期息之股數	

NOTE: IF YOU DO NOT SPECIFY THE NUMBER OF SHARES IN RESPECT OF WHICH YOU WISH TO RECEIVE CASH OR IF YOU ELECT TO RECEIVE CASH IN RESPECT OF A GREATER NUMBER OF SHARES THAN YOUR REGISTERED HOLDING, THEN IN EITHER CASE YOU WILL BE DEEMED TO HAVE EXERCISED YOUR ELECTION TO RECEIVE CASH IN RESPECT OF ALL THE SHARES REGISTERED IN YOUR NAME(S).
附註：如未有註明意欲收取現金之股數，或如所註明選擇收取現金之股數較登記在名下者為多，則在此兩種情形下，閣下將被視為已就名下全部股份選擇收取現金論。

PERMANENT ELECTION FOR CASH
長期選擇收取現金

IF YOU PERMANENTLY ELECT TO RECEIVE CASH IN LIEU OF SHARES IN RESPECT OF THE FINAL DIVIDEND AND ALL FUTURE DIVIDENDS FOR THE WHOLE OF YOUR REGISTERED SHAREHOLDING, PLEASE WRITE "YES" IN BOX D.
如擬就名下之全部股份之末期息及日後全部股息長期選擇收取現金，則請在丁欄內填寫「是」字。

BOX D 丁欄	PERMANENT ELECTION FOR CASH 長期選擇收取現金	

NOTE: IF YOU WISH TO ELECT TO RECEIVE PART ONLY OF THIS FINAL DIVIDEND IN CASH YOU CANNOT MAKE A PERMANENT ELECTION. A PERMANENT ELECTION CANNOT BE MADE IN RESPECT OF PART OF YOUR SHAREHOLDING. IF A PERMANENT ELECTION IS MADE YOU WILL NOT RECEIVE NOTICE OF ANY FUTURE RIGHT OF ELECTION NOR A FORM OF ELECTION. A PERMANENT ELECTION CAN BE REVOKED AT ANY TIME BY SEVEN DAYS (INCLUDING BUSINESS AND NON-BUSINESS DAY) WRITTEN NOTICE TO TRICOR TENGIS LIMITED.
附註：如閣下只就此項末期息其中部份選擇收取現金，則不能作出長期收取現金之選擇。股東如欲長期選擇收取現金，則必須就其全部股份作出此項選擇。股東如長期選擇收取現金，則日後將不會再獲通知選擇權，同時亦不會再獲寄予選擇表格。所作出之長期選擇可隨時由股東向卓佳登捷時有限公司發出七天(包括營業日及非營業日)書面通知後予以撤回。

THIS FORM IS FOR THE USE ONLY OF THE SHAREHOLDER(S) NAMED IN BOX A. NO ACKNOWLEDGEMENT OF RECEIPT OF THIS FORM WILL BE ISSUED.
本表格只供甲欄所指定之股東使用。本公司不會就收到本表格一事發給收據。
SHARE CERTIFICATES AND/OR CHEQUES FOR THE CASH ENTITLEMENT WILL BE SENT BY ORDINARY POST ON OR BEFORE 19 JANUARY 2010 TO THE SHAREHOLDER(S) AT THEIR RISK TO THE ADDRESS ABOVE OR, IN THE CASE OF CHEQUES, IN ACCORDANCE WITH STANDING INSTRUCTIONS (IF ANY).
股票及(或)現金股息付款支票將以普通郵遞之方式按上文所註明之地址於2010年1月19日或以前寄予股東，如有郵誤，由股東承擔責任。付款支票將按股東所發出之任何經常性指示寄予股東。
PLEASE SIGN BELOW IF YOU ELECT FOR CASH IN LIEU OF SHARES FOR THE FINAL DIVIDEND OR PERMANENTLY ELECT FOR CASH IN LIEU OF SHARES FOR THE FINAL DIVIDEND AND ALL FUTURE DIVIDENDS.
如擬就末期息選擇收取現金，或如擬就末期息及日後一切股息長期選擇收取現金，則請在下文簽署。

(1) .... (2) .... (3) .... (4) ....

(USUAL SIGNATURE(S)) 慣用簽名式

DATE 日期：....................

TEL. NO. 電話號碼	

NOTES: (i) IN THE CASE OF JOINT HOLDERS, ALL MUST SIGN. 所有聯名持有人均須簽署。
附註：(ii) IN THE CASE OF A CORPORATION, THIS FORM SHOULD BE SIGNED ON ITS BEHALF BY A DULY AUTHORISED OFFICIAL, WHOSE OFFICE SHOULD BE STATED. 股東如屬有限公司，則表格須由正式授權人簽署，並須註明簽署人之職位。